tastyworks, Inc.
Financial Report
May 31, 2022

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69649

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 05/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: tastyworks, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 W Fulton Market St., Suite 220
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Sheridan	(312) 724-7075	scott@tastyworks.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Sheridan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of tastyworks, Inc. _____, as of May 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CASE M SOSNOFF
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 30, 2025

_____
Notary Public

Signature: _____

Title:
Chief Executive Officer _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of tastyworks, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of tastyworks, Inc. (the "Company") as of May 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 26, 2022

We have served as the Company's auditor since 2022.

tastyworks, Inc.
Statement of Financial Condition
May 31, 2022

Assets		
Cash	$	21,639,660
Receivable from broker dealers, net		22,439,032
Securities owned, at fair value		3,213
Accounts receivable, net		70,678
Deferred tax assets, net		833,340
Fixed assets, less accumulated depreciation of $6,468,758		967,363
Internally developed technology, less accumulated amortization of $4,281,449		1,520,585
Tradenames, net of accumulated amortization of $246,558		953,442
Right-of-use lease assets		3,601,897
Other assets		2,101,961
Total assets	**$**	**54,131,171**
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	7,298,387
Payable to parent		2,835,773
Payable to affiliates		412,971
Accrued payroll and related liabilities		1,061,476
Lease liabilities		3,759,669
Total liabilities		**15,368,276**
Shareholder's equity		**38,762,895**
Total liabilities and shareholder's equity	**$**	**54,131,171**

See Notes to Statement of Financial Condition

tastyworks, Inc.
Notes to Financial Statement
May 31, 2022

1. **Organization and Nature of Business**

    tastyworks, Inc. ("tastyworks" or "the Company") is a wholly-owned subsidiary of tastytrade, Inc. ("tastytrade" or "the Parent"). On January 20, 2021, the Parent entered into a merger agreement with IG Group Holdings plc ("IG"). The merger closed on June 27, 2021, representing a change in control at the Parent. The company has not elected pushdown accounting, and therefore has not reflected the merger in these financial statements. The company has changed its fiscal year end to May 31 to align with IG Group.

    The Company introduces customers to the financial markets by facilitating trades through an online platform. Commissions and payment for order flow are earned from customers and execution partners, respectively, on a per trade basis.

    tastyworks is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), effective March 10, 2016. The Company also became a member of the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC") effective August 26, 2016. The Company launched operations on January 3, 2017 and conducts business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073. The Company files an Exemption Report as described in SEA Rule 17a-5.

2. **Summary of Significant Accounting Policies**

    Basis of presentation
    The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

    Use of estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Fixed assets
    Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life.

    Internally developed technology
    During the application development stage related to new functionality, management capitalizes, as long-lived assets, certain costs incurred up until the point at which the software is substantially complete and ready for release. Those costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers is also capitalized during this phase. In 2021, the Company began developing an iPad application with the assistance of an external party. The costs associated with this application development are also included in the capitalized total of internally developed software.

    On October 29, 2021, the Company signed an agreement with tastytrade and Dough LLC ("Dough"), a separate wholly-owned subsidiary of the Parent, to transfer the internally developed technology asset from Dough to the Company as a capital contribution from the Parent. This technology's estimated useful life had been previously estimated at a different useful life than used in the Company's other internally developed technology. Given the differences in technology, the Company uses the following useful lives for purposes of amortizing internally developed technology:

	Useful Life
tastyworks, Inc. internally developed technology	3 years
Dough LLC internally developed technology	5 years

Summary of significant accounting policies (continued)
Intangible assets
Intangible assets with finite useful lives are amortized over their respective useful lives on a straight-line basis and tested for impairment when impairment indicators are present in accordance with ASC 360—*Property, Plant, and Equipment*.

As part of the agreement the Company signed with tastytrade and Dough, the Company also acquired an additional tradename asset with an estimated useful life of 14 years. This tradename was owned by tastytrade prior to being transferred to the Company as of October 29, 2021.

Income taxes
The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by IG US Holdings, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Currently enacted tax laws and rates applicable to the period in which the deferred tax is expected to be realized or settled are used, as prescribed in FASB ASC 740. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company did not have any material amounts accrued for interest penalties at May 31, 2022. There were no material uncertain tax positions at May 31, 2022.

The Company is generally no longer subject to U.S. Federal, state, and local tax examination by tax authorities for years prior to 2018.

Revenue recognition
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Commissions
Commissions revenues, and related pass-through clearing expenses, are earned through the facilitation of trades for customers in individual equities, equity options, index products, index options, futures, and options on futures. The Company's customers can execute cryptocurrency trading through a separate arrangement with Zero Hash Holdings LLC ("Zero Hash"), resulting in additional commission revenues. Zero Hash serves as the customer for purposes of revenue recognition on cryptocurrency trading. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis.

Payment for order flow
Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders are sent to the execution partner and, therefore, revenue is recognized on a trade-date basis.

Receivables from commissions and payment for order flow:

Contract assets	May 31, 2022	December 31, 2021
Commissions receivable	$ 7,136,635	$ 7,358,866
Payment for order flow receivable	3,733,199	5,199,535
Total contract assets	**$ 10,869,834**	**$ 12,558,400**

Summary of significant accounting policies (continued)

The total of contract assets receivable is included in the receivables from broker dealers, net line on the Statement of Financial Condition.

Interest and dividends

Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Interest and dividends are excluded from the scope of *ASC 606*.

Allowance for doubtful accounts

Customers with debit balances on accounts held at the Company's clearing broker are included as a receivable on the Statement of Financial Condition, as these customers owe the Company for cash borrowed in order to trade on margin. The company reflects expected credit losses for customer receivables based on historical experiences, current conditions, and reasonable and supportable forecasts in accordance with ASU 2016-13.

Current expected credit losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include receivables from broker dealers, net, accounts receivable, net, and other assets on the Statement of Financial Condition. Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of May 31, 2022, an allowance of $37,644 on customer receivables was included in the accounts receivable, net line of the Statement of Financial Condition.

3. **Receivables**

Receivable from third-party broker dealers at May 31, 2022 consisted of the following:

Cash deposit – minimum deposit required with Apex	$ 2,000,000
Cash deposit – excess deposit with Apex	1,306
Cash balance – accounts held at Apex	7,392,689
Receivable from broker-dealers - commissions	7,136,635
Receivable from broker-dealers - payment for order flow	3,733,199
Receivable from broker-dealers – interest	1,645,679
Receivable from broker-dealers – other receivables	529,524
Total receivable from broker-dealers, net	**$ 22,439,032**

All fees due to our clearing-broker are netted against the amounts owed to the Company each period. As of May 31, 2022, the total amount due from Apex for commissions, interest, and other receivables was $10,760,299, while the total amount due to Apex for brokerage and clearing fees was $826,793. This includes monthly minimum clearing fees of $64,500 charged by the Company's clearing partner, which is included in the brokerage, exchange, and clearance fees line on the Statement of Operations.

At the end of each month, all outstanding customer debit balances are deducted from the amount owed to the Company and added to the other receivables account. As of May 31, 2022, the other receivables totaled $529,524, which is comprised of $1,151,191 of customer receivables net of an allowance of $621,667. This receivable is included in the receivable from broker dealers line on the Statement of Financial Condition.

There are instances in which the Company reaches a payment arrangement with a customer to repay all or part of the outstanding debit balance. In these cases, the entire debit balance is written-off from the unsecured reserve at

Receivables (continued)

Apex and recorded as a receivable from customers, which is included in the accounts receivable line on the Statement of Financial Condition. The Company records an allowance against the customer's balance owed to the Company. The total receivables from customers as of May 31, 2022 was $72,404 and the allowance for bad debts on customer receivables was $37,644.

4. **Fixed assets**

Fixed assets consisted of the following:

	Useful Lives	May 31, 2022
Equipment	3 years	$ 4,781,097
Furniture & fixtures	5 years	488,972
Leasehold improvements	Lease Life	1,925,146
Software	3 years	240,906
Total cost:		7,436,120
Less: accumulated depreciation		(6,468,758)
Total fixed assets and software, net		$ 967,363

5. **Intangible assets**

On October 29, 2021, the Company signed an agreement with tastytrade and Dough to transfer two of the intangible assets from Dough to the Company as a capital contribution from the Parent.

As of May 31, 2022, intangible assets at the Company consisted of the following:

	Useful Lives	Book value	Accumulated amortization	Net
tastyworks technology	3 years	$ 3,802,034	$ (3,114,783)	$ 687,252
Dough technology	5 years	2,000,000	(1,166,667)	833,333
Tradename	14 years	1,200,000	(246,558)	953,442
Total fair value:		**7,002,034**	**(4,528,007)**	**2,474,027**

6. **Related parties**

The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. At May 31, 2022, $1,335,773 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. The Company reimburses the Parent for these matching contributions on a monthly basis. At May 31, 2022, $20,013 remained due to the Parent for matching contributions. This is included in the total payroll and benefit expense due to the Parent noted above.

The Company entered into a Master Content and Trading Platform License, and Marketing Services Agreement (the "Agreement") with the Parent, originally effective as of April 2, 2018, and subsequently amended as of January 1, 2022. At May 31, 2022, $1,500,000 remained due to the Parent for the marketing services agreement.

Following the merger with IG, the Parent entered into and expense sharing agreement with IG for the pass-through of various expenses, including marketing, health insurance, and other operating expenses. This expense sharing agreement applies to the Company. The total remaining due to IG as of May 31, 2022 was $412,971. This is included in the payable to affiliates line on the Statement of Financial Condition.

Related parties (continued)

The Parent also owns a subsidiary associated with the Company, tastyworks Australia Pty Ltd. ("tastyworks AUS"), that began operations in the second quarter of 2019. As tastyworks AUS offers the trading platform of the Company to users located in the country of Australia, the Company periodically transmits funds directly to tastyworks AUS for marketing and operating services performed for the broker dealer.

As a result of the merger with IG, all customer receivables existing prior to the closing date became receivables of the former shareholders of tastytrade. The Company records a liability for all cash collected related to these receivables, as it will be paid out to the former shareholders 18 months after the closing of the merger. As of May 31, 2022, the total liability to former tastytrade shareholders was $888,976. This is included in the accounts payable and accrued liabilities line on the Statement of Financial Condition.

In 2021, the Parent closed on an investment in Zero Hash. The Company earns revenue from cryptocurrency trading, which is paid by Zero Hash. The Company also pays fees for customer referrals, which are netted out from the receivable due from Zero Hash. The maximum amount of fees the Company could owe to Zero Hash is $1,000,000. As of May 31, 2022, the Company had a receivable due from Zero Hash of $35,936, which is included in accounts receivable, net on the Statement of Financial Condition.

The Company runs a referral program for marketing partners to qualify for rebates based on the number of customers who open accounts with the Company. After the merger, the Company entered into a referral agreement with IG. As of May 31, 2022, $23,500 was owed to IG for current year and prior year referrals, which is included in the accounts payable and accrued liabilities line on the Statement of Financial Condition.

Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At May 31, 2022, the Company did not owe the Parent any additional federal income tax estimated payments.

In 2019, the Company entered into an agreement with the Chicago Mercantile Exchange ("CME") to receive a rebate on exchange fees in the net amount of the Company's activity at CME compared to the rest of the market. This rebate can only be applied to expenses for marketing CME products. These expenses are paid by the Parent and reimbursed by the Company, who is subsequently reimbursed by the CME. In the beginning of 2022, the CME reimbursed the Company a total of $300,000 in exchange for the marketing of futures products on the Parent's platform. As of May 31, 2022, there was a total rebate due from the CME of $140,539. This is included in the other assets line on the Statement of Financial Condition.

There are employees of the Company who received incentive stock options from IG after the merger. This is included in the additional paid-in capital line on the Statement of Financial Condition.

7. **Income taxes**

The Company accounts for income taxes under Accounting Standards Codification Topic 740, "Accounting for Income Taxes (ASC 740)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	2022
Deferred tax assets:	
Lease liability	1,072,271
Accrued compensation	346,430
Accrued professional fees	83,535
Capital loss	143,686
Dough LLC - intangible amortization	220,415
Credit loss allowance	187,942
State depreciation adjustment	86,740
Deferred tax assets	**2,141,019**
Less valuation allowance	(143,686)
Total deferred tax assets	$ **1,997,333**
Deferred tax liabilities:	
Depreciation	(122,489)
Right-of-use assets	(1,027,006)
Prepaid insurance	(14,498)
Total deferred tax liabilities	$ **(1,163,993)**
Total net deferred taxes	$ **833,340**

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $143,686 valuation allowance at May 31, 2022 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in valuation allowance for the current period is $991. At May 31, 2022, the Company has no available federal and state net operating loss carryforwards.

The Company files income tax returns in the U.S. and Illinois as part of a consolidated group and is therefore subject to periodic audits by these tax authorities. The Company is subject to examination by the Internal Revenue Service and Illinois Department of Revenue for 2018 and later years.

8. **Leases and related agreements**

A lease is a contract, or part of a contract, that conveys the right to control the use of the identified property or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contracts are changed. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company has two lease obligations for office space, which are both operating leases with initial noncancelable term in excess of one year. As of May 31, 2022, there were 11 months and 57 months, respectively, remaining on each of the Company's leases. The Company's leases do not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company is required to make variable payments for the Company's proportionate share of

Leases and related agreements (continued)

the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company recognizes right-of-use ("ROU") lease assets and lease liabilities on the statement of financial condition for all leases with a term greater than 12 months at the commencement date of the lease. The lease liabilities represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease assets, which represents the right to use the underlying assets during the lease term, is measured based on the carrying value of the lease liabilities, and is adjusted for other items, such as lease incentives and uneven rent payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment on the commencement date of the lease. The discount rate used for the Company's office space leases is 4.61%.

Amounts reported on the statement of financial condition as of May 31, 2022 were as follows:

Operating lease ROU assets	$ 3,601,897
Operating lease liabilities	(3,759,669)

Other information related to leases as of May 31, 2022 was as follows:

ROU assets obtained in exchange for lease obligations:	$ 3,350,304
Reductions to ROU assets resulting from reductions to lease obligations:	$ 251,594
Weighted average remaining lease term:	3.26 years
Weighted average discount rate:	4.61%

Maturities of lease liabilities under noncancelable operating leases as of May 31, 2022 are as follows:

Year	Rent
2023	$ 1,176,242
2024	778,753
2025	798,221
Subsequent years	1,393,151
Total remaining payments	**4,146,367**
Less: imputed interest	(386,698)
Lease liability	**$ 3,759,669**

9. **Stock-based compensation**

IG offers certain employees of the Company to participate in three employee share plans; a sustained performance plan ("SPP"), a long-term incentive plan "(LTIP") and a medium-term incentive plan ("MTIP"). The LTIP and MTIP are equity-settled. The SPP is awarded such that 30% of the award for Executive Directors is settled in cash, and does not meet the criteria to be recognized as either a cash-settled share-based payment or an equity-settled share based payment.

Stock-based compensation (continued)

Long Term Incentive Plan (LTIP)

The LTIP allows for the award of nominal cost options which vest after a three-year requisite service period. The fair value of each award is determined at the grant date and is expensed over the requisite service vesting period. These amounts are also recognized as non-cash capital contributions to the Company over the requisite service vesting period.

For LTIP awards, the fair value at grant date is determined by taking the share price on the grant date. An adjustment for the present value of future dividends is not required since dividend equivalents are awarded on options granted under the LTIP.

The maximum number of LTIP awards that can vest based on the awards granted as of May 31, 2022 are as follows:

Award date	Share price at award	Expected vesting date	Shares at the beginning of the year	Shares granted	Shares lapsed	Shares exercised	Dividend	Shares at the end of the year
Aug 5, 2021	£911.50	Aug 5, 2024		13,848				13,848
Total			-	13,848	-	-	-	13,848

The weighted average exercise price of all LTIP awards is £0.005. As of May 31, 2022, accumulated equity under this plan totaled $36,509 and was recorded in additional paid-in capital on the Statement of Financial Condition. The Company reverses any share-based compensation expense recognized in previous periods when it becomes probable that those shares will not vest.

Medium-term incentive plan (MTIP)

The MTIP is made available to certain employees of the Company. Awards under the MTIP are nominal cost options, which vest after 15 months, conditional upon continued employment at the vesting date. There are no other performance targets.

The maximum number of MTIP awards that can vest under the awards made are:

Award date	Share price at award	Expected vesting date	Shares at the beginning of the year	Shares granted	Shares lapsed	Shares exercised	Dividend	Shares at the end of the year
Aug 5, 2021	£911.50	Nov 5, 2022		6,083				6,083
Total			-	6,083	-	-	-	6,083

The exercise price of all options awarded under the MTIP is £0.005. As of May 31, 2022, accumulated equity under this plan totaled $40,207 and was recorded in additional paid-in capital on the Statement of Financial Condition. The Company reverses any share-based compensation expense recognized in previous periods when it becomes probable that those shares will not vest.

Sustained Performance Plan (SPP)

The legal grant of awards under the SPP occurs post the relevant performance period. At the outset of the financial year, IG's Remuneration Committee approves, and communicates to the participants, performance conditions and a pre-defined maximum monetary award in terms of multiple of salary. The grant of awards, in the form of equity-settled par value options, is based upon three performance conditions: relative total shareholder return (TSR), earnings per share (EPS) and operational non-financial performance (NFP). Awards subsequently vest periodically in tranches until three years after the expiry of the SPP scheme in August 2023, unless a decision is made by the

Stock-based compensation (continued)

Group's Remuneration Committee to extend the life of the SPP scheme. As of May 31, 2022, no decision had been made to extend the life of the SPP scheme.

The SPP awards for the five-months ended May 31, 2022 will be granted in August 2022 following the approval of actual performance against targets set by the Remuneration Committee. A ten-day share price averaging period, that commences after the Company's closed period, is utilized to convert the notional value awarded into a number of options.

The table below details the number of options expected to be awarded for the five-months ended May 31, 2022, based on the year-end share price:

Expected award date	Closing share price at May 31, 2022	Expected full vesting date	Awards expected during the period ending May 31, 2022
Aug 4, 2022	£715.50	Aug 1, 2025	62,794
Total			62,794

10. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances, including with the Company's clearing broker, Apex Clearing Corporation. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

11. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to $250,000, which is the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At May 31, 2022, the Company's net capital was $30,777,161, which was $30,527,161 in excess of its minimum requirement of $250,000. Distributions to the Parent must meet the requirements of the SEC, FINRA and the CFTC and may require notification to or approval from these regulatory entities.

12. Off-balance-sheet risk and concentration of credit risk

Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company introduces customer accounts to Apex Clearing Corporation on a fully-disclosed basis. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

Off-balance-sheet risk and concentration of credit risk (continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

13. **Contingencies**

    The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

14. **Subsequent Events**

    The Company has evaluated events subsequent to the date the financial statements were issued. There have been no material subsequent events that occurred during such period which require disclosure in this report.